[Bailard Letterhead]

February 6, 2006

Via EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission (“SEC”)
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549-0505
Attn: Howie R. Hallock, Jr.

Re: Bailard Opportunity Fund Group, Inc. (the “Company”)
SEC File Nos. 333-131340 (002-63270 and 811-06146)
Application for Withdrawal of Registration Statement

Dear Mr. Hallock:

As we discussed, pursuant to Rule 477, the Company respectfully requests withdrawal of the initial registration statement dated January 27, 2006 (the “N-1A Filing”). The N-1A Filing was inadvertently filed as an initial statement (“N-1A Submission Type”) and should have been filed as a post effective amendment (“485BPOS Submission Type”). No securities were sold in connection with the prospectus contained in the N-1A Filing.

Pursuant to Rule 477(b), we understand that this application will be granted on the date of its filing with the SEC unless, within 15 calendar days after its filing, the SEC notifies the Company that this application for withdrawal will not be granted.

Thank you for your consideration. Please contact me at (650) 571-5800 if you have any questions concerning this request.

Sincerely,
Bailard Opportunity Fund Group, Inc.

By: /s/ Janis M. Horne
Name: Janis M. Horne
Title: Secretary

cc:	Andre W. Brewster, Esq.

Howard, Rice, Nemerovski, Canady, Falk & Rabkin, PC